BROWNRUDNICK

JENNY E. MERCADO
Counsellor at Law

direct tel: 617.856.8218
direct fax: 617.289.0494
jmercado@brownrudnick.com

www.brownrudnick.com

One
Financial
Center
Boston
Massachusetts
02111
tel 617.856.8200
fax 617.856.8201

February 24, 2006

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Attn: Susan Min
450 Fifth Street, N.W.
Washington, D.C. 20549


06012110

RE: Supplemental Documents in connection with 12g3-2(b) Filing (file no. 82-34875)
<u>Option N.V. (the "Company")</u>

Dear Ms. Min:

The Company was added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 and has been issued file number 82-34875. On behalf of the Company, please find enclosed for filing the following supplemental document required under Rule 12g3-2(b):

1. Press release dated 23 February 2006 – Option's Record Year Ends with Strongest Quarter Ever (**<u>Exhibit 1</u>**).

Please kindly acknowledge your receipt of the foregoing documents by stamping the enclosed copy of this letter and returning the same to my attention in the enclosed self-addressed stamped envelope. If you have any questions regarding this matter, please do not hesitate to contact me at the number above.

Very truly yours,

BROWN RUDNICK BERLACK ISRAELS LLP



By: ______________________
Jenny E. Mercado, Esq.

Enclosures

cc: Frederic Convent, CFO (via email)
Lawrence M. Levy, Esq. (via email)
Mark A. Dorff, Esq. (via email)
James E. Bedar, Esq. (via email)

1415676 v1 - MERCADJE - 019086/0003

EXHIBIT 1

OPTION'S RECORD YEAR ENDS WITH STRONGEST QUARTER EVER

Leuven, Belgium – February 23rd, 2006 - Option N.V. (EURONEXT Brussels: OPTI; OTC: OPNVY), the wireless technology company, today announced its results for the fourth quarter and the full fiscal year ended December 31, 2005. The financial information reported in this release is presented in Euro. In line with the regulatory environment the results, as from January 1st 2005, are prepared in accordance with International Financial Reporting Standards (IFRS). 2004 figures, published under USGAAP rules, have been restated pursuant IFRS and may differ from earnings releases issued in 2004.

Highlights of the fourth quarter included:

- Revenues for the fourth quarter of fiscal year 2005 increased by 100% to EUR 63.9 million compared with the EUR 31.9 million in the fourth quarter of 2004.

- Gross margin in Q4 2005 was 38.1% revenues, compared with gross margin of 45.8% of Q4 2004. Excluding the weakening of the Euro relative to the USD, the gross margin would have been 42.5%.

- EBIT increased to EUR 11.9 million or 18.7% on revenues during the last quarter of fiscal year 2005 compared with EUR 7.6 million or 23.8% of revenues, in the corresponding period in 2004, representing a growth of 56.8%.

- Net Earnings for the fourth quarter of fiscal year 2005 were EUR 9.2 million, or EUR 0.89 per basic share and EUR 0.89 per diluted share. This compares with a net profit of EUR 6.7 million, or EUR 0.66 per basic share and EUR 0.65 per diluted share in Q4 2004, representing an increase of 37.6%.

- Inventories grew by EUR 5.3 million during the fourth quarter, mainly due to the building of components stocks in order to secure sales in future quarters. The level of finished goods at quarter-end remained very low, representing just 6.3% of total inventory.

Highlights of the full fiscal year 2005:

- The full year revenues in 2005 amounted to EUR 198.6 million, representing an increase of 93.7 % compared with fiscal 2004 revenues of EUR 102.5 million.

- The full year gross margin was 42.5% compared with 48.3% in 2004.

- In 2005, Option realized an EBIT of EUR 38.8 million, or 19.5% on revenues, compared with EUR 22.3 million, or 21.8% on revenues, in 2004, representing a growth of 73.5%.

- The 2005 full year net earnings were EUR 29.0 million or EUR 2.85 per basic share and EUR 2.81 per diluted share. This represents a growth of 63.4% compared with the 2004 full year net profit of EUR 17.7 million, or EUR 1.81 per basic share and EUR 1.75 per diluted share.

- Cash flow generated from operating activities during 2005 amounted to EUR 34.8 million compared with EUR 23.4 million in the previous year.

Consolidated Performance

In million euro Except for data per share	**IFRS audited key figures**			
	Q4/05	**Q4/04**	**2005**	**2004**
Revenues	63.9	31.9	198.6	102.5
Gross Profit	24.3	14.6	84.4	49.5
Operating expenses	12.4	7.0	45.6	27.2
EBIT	11.9	7.6	38.8	22.3
Net Profit	9.2	6.7	29.0	17.7
Earnings per basic share (euro)	0.89	0.66	2.85	1.81

Non-financial highlights of the fourth quarter:

Option achieved several significant milestones during the fourth quarter of 2005:

- Two new and complementary product lines were added to our established and successful data card portfolio: the internally-developed GTM351E embedded wireless module and Option's first Fixed-Wireless substitution product, GlobeSurfer® 3G, following the acquisition of the Possio Wireless Router business;
- The launch of our "HSDPA-Ready" solution empowered our network operator partners in their efforts to prepare their HSDPA services;
- The shipment of Option's one millionth 3G UMTS wireless data card confirmed our strong market leadership, robust client relationships and excellent partnerships with industry groups such as Qualcomm, Nortel and Jabil Circuit;
- Consistent and sustained efforts in innovation and development laid the foundation for further significant announcements in early 2006 including four new products (GlobeTrotter GT Max, GlobeTrotter FUSION+ HSDPA, GlobeSurfer ICON, and GlobeSurfer HSDPA) and important new distribution partnerships with Cingular Wireless and Acer Inc;
- New additions to our customer portfolio including BT, O2, Optus Australia and Polkomtel.
- Significant external recognition of Option's achievements and increasing maturity. As well as receiving the "Belgian Company of the Year 2005", and the UK "Golden Bridge" Awards, Option was also one of the few European companies included in the Red Herring Small Cap 100.

Commenting on the results, Mr. Jan Callewaert, Founder and Chief Executive Officer said:

"Record revenues of EUR 63.9 million for the quarter were above our own management expectations and contributed to full year top-line revenues of nearly EUR 200 million - growth of 93.7% compared with 2004. EBIT of EUR 38.8 million resulted in an EBIT margin of 19.5%, above our own 18% EBIT guidance. With the net earnings growth of 63.4% compared with last year, we again delivered on our commitments.

"3G data cards represented 88% of unit sales during the last quarter while most non-3G cards incorporated EDGE. Percentages were similar across the year as a whole.

"The GlobeTrotter 3G Quad™ constituted slightly more than half of the total unit sales in the quarter. Volume shipments of the innovative HSDPA-Ready solution started strongly and accounted for 23.3% of unit sales during the quarter.

"GlobeTrotter data cards incorporating WLAN technologies accounted for 13.5% of unit sales during the quarter and 23.5% of volume for the year.

"We believe, and it has been confirmed last week at the 3GSM World Congress in Barcelona, that we continue to offer the most comprehensive wireless data product portfolio on the market. Encompassing HSDPA, UMTS, EDGE, GPRS and WLAN technologies, we are currently shipping 13 data card models and two wireless routers to 70 wireless operator customers. We have also established a commercial partnership with a strong IT player, Acer Inc, for our embedded modules.

"We are acting now to secure our market position, to expand our global reach and to prepare our Company for a next growth cycle by investing in new technologies, such as mobile TV, that will herald new market opportunities.
"The market is evolving rapidly from its original business-to-business niche to a much higher volume business-to-consumer environment in which operators are increasingly willing to consider subsidizing consumer electronic devices. We are adapting our business model to seize these opportunities.

"With the additional products in our portfolio and the new more global distribution contracts in place, we believe we have sufficient visibility to increase our sales guidance for the current fiscal year to 75%+ compared with last year's top line result of EUR 198.6 million. For the first half 2006, we anticipate posting revenues of in the range 140 – 145 million euro with net positive earnings, and the first quarter being traditionally weaker than the second.

I am pleased to announce that the Board of Directors has decided to call for an Extraordinary Meeting of Shareholders in order to update the Company's by-laws, to obtain a stock repurchase mandate and to implement a stock split by 4, without impact on the ADR ratio which will remain one ADR being equivalent to one ordinary share".

Financial Review (as per International Financial Reporting Standards for 2005 figures and 2004 figures restated)

Income Statement

Revenues

Revenues for the fourth quarter 2005 amounted to EUR 63.9 million, compared to EUR 31.9 million (+100%) generated during the fourth quarter of 2004.
In 2005, Option generated revenues of EUR 198.6 million, meaning an increase of 93,7% compared to EUR 102.5 million in 2004.

Gross Profit

Gross margin of 38.1% on the Q4 revenues, related only to equipment sales, showed a decrease compared to the 45.8% gross margin of Q4 2004. Excluding the weakening Euro compared to the USD during 2005, the gross margin, compared to Q4 2004 remained at a level of 42.5%.
In 2005, the gross profit grew by 70.5% to EUR 84.4 million (or 42.5% on total revenues) compared to EUR 49.5 million in 2004 (or 48.3% on total revenues, at that time, the gross margin was positively impacted by development fees).

Operating expenses

The quarterly operating expenses, including depreciation and amortization charges, were EUR 12.4 million, compared to EUR 7.0 million in the fourth quarter of 2004.
The operating expenses for the full year 2005, including depreciation and amortization charges, were EUR 45.6 million compared to EUR 27.2 million during the previous fiscal year.

The royalties' expenses, accounted as variable operating costs, decreased by a year-end lowering of our cautious IPR accrual policy as a result of an extended focus in line with industry. General and administrative expenses increased with EUR 300 thousand compared to previous quarter, mainly due to the non-recurrent transaction costs of the Possio acquisition as foreseen.

EBIT

EBIT for the fourth quarter was EUR 11.9 million, or 18.7% on Q4 revenues, compared to EUR 7.6 million, or 23.8% on last year total revenues, representing a growth of 56.8%.
For the full year 2005, EBIT amounted to EUR 38.8 million (or 19.5% on revenues) compared to the EBIT of EUR 22.3 million (or 21.8% on revenues) of 2004, which means a growth of 73.5%.

Financial Results

During the fourth quarter of 2005, Option dealt with a negative financial result of EUR 691.6 thousand. The exchange rate losses on USD amounted to EUR 425.7 thousand. A total of EUR 211.1 thousand financial discounts were given to customers for cash payments and the other financial costs of EUR 54.8 thousand were mainly related to leasing contracts.

In 2005 Option dealt with a negative financial result of EUR 2,323.9 thousand. The total exchange rate losses during 2005 amounted to EUR 2,242.8 thousand or 1.13% on total revenues of 2005. In total a financial discount of EUR 713.1 thousand was given to customers for cash payment and the other financial costs of EUR 154.0 thousand were mainly related to leasing contracts.
Option received EUR 786.0 thousand from risk free investments of the available cash.

Net Profit

The net profit for the fourth quarter amounted to EUR 9.2 million or EUR 0.89 per basic share (or EUR 0.89 per diluted share). This compared to a net profit of EUR 6.7 million or EUR 0.66 per basic share (or EUR 0.65 per diluted share) during the fourth quarter of 2004.
The net profit, for the full year 2005, amounted to EUR 29.0 million or EUR 2.85 per basic share (or EUR 2.81 per diluted share). This compared to a net profit of EUR 17.7 million or EUR 1.81 per basic share (or EUR 1.75 per diluted share) during 2004.

Balance Sheet

Cash increased from EUR 31.6 million at the end of 2004 to EUR 49.3 million at the end of 2005.

Trade receivables increased from EUR 15.5 million at the end of 2004 to EUR 35.7 million at the end of 2005, reflecting the growing business.

During the full year 2005, inventories increased from EUR 5,6 million to EUR 19.5 million. This increase is explained by the building of component stocks in order to secure future quarter's sales, whilst, with 6.3% of the total inventories, the level of finished goods at year-end remains very low.

Thanks to the positive results the Company further reduced its deferred tax asset by an amount of EUR 4.6 million during 2005, resulting in a deferred tax asset of EUR 1.7 million.

Fixed assets were EUR 19.4 million (net book value) as at December 31st 2005, an increase of EUR 9.2 million compared to the net book value of EUR 10.2 million at the end of the previous fiscal year. In the course of 2005 the Company invested mainly in additional test equipment and development projects. In 2005, the total investments in tangible assets amounted to EUR 7.7 million and the company invested EUR 9.0 million in intangible assets.

IFRS impact: under USGAAP, at quarter-end, the net book value of the fixed assets would have been EUR 11.9 million. The difference results solely from the capitalization under IFRS during the previous years of the commercial development projects as intangible assets.

Total current liabilities increased from EUR 22.9 million at the end of 2004 to EUR 50.5 million. This increase is mainly due to the increase of the trade payables (EUR 28.0 million) reflecting the increased business activities of the Company.

The company generated a deferred tax liability mainly as a result of the capitalization of the commercial development projects under IFRS. In 2005, this deferred tax liability increased with EUR 541.5 thousand, of which EUR 472,5 thousand was related to capitalization of development projects.
The liability was non-existent under USGAAP.

On total assets of EUR 127.0 million, the equity amounted to EUR 76.3 million, which results in a solvency ratio of 60.1% at year-end.

The Company generated EUR 34.8 million cash from operating activities during 2005, compared to EUR 23.4 million generated in 2004.

OPTION N.V.
IFRS Consolidated Balance Sheet at December 31st, 2005 and December 31st, 2004[1]

In 000 EUR	December 31st, 2005 AUDITED	December 31st, 2004 AUDITED
Assets		
Cash and cash equivalents	49,288.1	31,612.1
Trade receivables	35,702.8	15,507.1
Other receivables	1,367.4	883.9
Inventories	19,494.6	5,559.8
Total current assets	**105,852.9**	**53,562.9**
Property and equipment	8,415.5	3,189.9
Intangible assets	11,030.9	7,022.7
Deferred taxes	1,714.2	6,314.5
Total non-current assets	**21,160.6**	**16,527.1**
Total Assets	**127,013.5**	**70,090.0**
Liabilities and shareholders' equity		
Trade payables	43,727.9	15,711.6
Salaries, tax and payroll related liabilities	3,229.6	2,699.5
Short-term debt	286.1	911.2
Accrued expenses and deferred income	1,121.9	1,997.9
Deferred taxes	2,086.2	1,544.7
Total current liabilities	**50,451.7**	**22,864.9**
Subordinated long-term debt	221.7	221.7
Long-term debt	0.0	286.2
Total non- current liabilities	**221.7**	**507.9**
Common Stock	50,340.6	49,708.4
Translation reserves	-2.7	0.0
Retained earnings	26,002.2	-2,991.2
Total Shareholders' equity	**76,340.1**	**46,717.2**
Total liabilities and Shareholders ' equity	**127,013.5**	**70,090.0**

[1] Minor reclassifications on the balance sheet may occur in the presentation of the annual report 2005.

OPTION N.V.
IFRS Consolidated Income Statement for Q4/2005 and Q4/2004 and for the full year, 2005-2004

In 000 EUR, (except per share figures)	Q4/2005	Q4/2004	2005	2004
	AUDITED	**AUDITED**	**AUDITED**	**AUDITED**
Revenues	**63,882.2**	**31,938.4**	**198,615.2**	**102,511.7**
Cost of products sold	-39,541.3	-17,325.8	-114,203.3	-53,010.2
Gross Profit	**24,340.9**	**14,612.6**	**84,411.9**	**49,501.5**
Gross Margin %	**38.1%**	**45.8%**	**42.5%**	**48.3%**
Research & Development	-4,368.9	-2,773.6	-15,522.2	-10,358.8
Sales, Marketing & royalties	-5,987.1	-3,222.5	-24,179.9	-12,839.3
General & Administrative	-2,062.0	-1,013.3	-5,945.2	-3,957.9
EBIT	**11,922.9**	**7,603.2**	**38,764.6**	**22,345.5**
EBIT / Revenues %	**18.7%**	**23.8%**	**19.5%**	**21.8%**
Depreciation and amortization	2,517.5	2,107.7	7,541.8	4,645.2
EBITDA	**14,440.4**	**9,710.9**	**46,306.4**	**26,990.7**
EBITDA / Revenues%	**22.6%**	**30.4%**	**23.3%**	**26.3%**
Exchange gain/(loss)	-425.7	664.4	-2,242.8	573.4
Financial income/(expense)	-265.9	120.2	-81,1	50.3
Profit before Taxes	**11,231.3**	**8,387.8**	**36,440.7**	**22,969.2**
Income tax	-2,043.5	-1,711.6	-7,447.3	-5,221.2
Net Profit	**9,187.8**	**6,676.2**	**28,993.4**	**17,748.0**
Average # Shares Outstanding	**10.312.324**	**10.105.354**	**10.162.058**	**9.780.568**
Average # diluted Shares Outstanding	**10.312.324**	**10.312.524**	**10.312.407**	**10.124.988**
Earnings per basic share (in euro)	**0.89**	**0.66**	**2.85**	**1.81**
Earnings per diluted share (in euro)	**0.89**	**0.65**	**2.81**	**1.75**

OPTION N.V.
IFRS Consolidated Statement of Cash Flow at December 31st, 2005 and December 31st, 2004

In 000 EUR	December 31st, 2005 AUDITED		December 31st, 2004 AUDITED	
Cash Flows from Operating Activities				
Net profit (A)	**28,993.4**		**17,748.0**	
Non Cash adjustments				
Depreciation & amortization		7,541.8		4,645.2
Equity-settled share based payment expense		114.6		196.5
Income tax expense		7,209.2		3,698.1
(Reversal of) write-off on inventories		635.8		-89,9
(Reversal of) write-off on trade debtors		0.9		32.4
Total non cash adjustments (B)	**15,502.3**		**8,482.3**	
Change in operating assets and liabilities				
Decrease / (increase) in trade receivables		-20,196.6		-8,576.8
Decrease / (increase) in inventories		-14,570.6		-3,302.4
Decrease / (increase) in other receivables		-483.5		-314,3
Increase / (decrease) in trade payables		28,016.3		9,308.4
Increase / (decrease) in salaries, tax and payroll related liabilities		-202.5		1,605.6
Increase / (decrease) in accrued expenses & deferred Income		-876.0		-1,552.3
Total change in assets & liabilities (C)	**-8,312.9**		**-2,831.8**	
Income tax (paid) / received (D)	**-1,337.6**		**0.0**	
Cash Flow from Operating Activities	**34,845.2**		**23,398.5**	
Cash Flow from Investing Activities				
Acquisition of intangible fixed assets		-3,002.2		-1,526.1
Capitalization of own development projects		-6,070.5		-5,149.6
Acquisition of property and equipment		-7,702.8		-1,915.3
Total cash flow from investing activities (E)	**-16,775.5**		**-8,591.0**	
Cash Flow from Financing Activities				
Repayment of long term debt		-286.2		-113.0
Repayment of short term debt		-625.1		-1,053.3
Proceeds from capital Increase and related costs		517.6		8,834.3
Total cash flow from financing activities (F)	**-393.7**		**7,668.0**	
Net Cash Flow (A)+(B)+(C)+(D)+(E)+(F)	**17,676.0**		**22,475.5**	
Net Increase / (decrease) in cash and cash equivalents				
Cash and cash equivalents at beginning of period		31,612.1		9,136.6
Cash and cash equivalents at end of period		49,288.1		31,612.1
Difference	**17,676.0**		**22,475.5**	

Transition to IFRS

As from January 1st, 2005 the company has adopted International Financial Reporting Standards. The consequence of this transition will mainly show in the intangible assets through capitalization of commercial development projects and as a consequence also in the deferred taxes.

The Board if Directors has decided that capitalized development projects will be depreciated over a period of two years, in line with the life cycle of the related products in a very fast moving high tech environment.

Auditors Statement from Deloitte

"The auditor has confirmed that he has substantially completed his audit regarding 2005 and that no material corrections are required to be made to the financial information relating to 2005 included in this press release."

This press release contains forward-looking information that involves risks and uncertainties, including statements about the company's plans, objectives, expectations and intentions. Such statements include, without limitation, discussions concerning the company's strategic direction and new product introductions and developments. Readers are cautioned that such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially than those set forth in the forward looking statements. The risks and uncertainties include, without limitation, the early stage of the market for connectivity and integrated wireless products and solutions for portable and handheld computers and mobile telephones, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition. The forward-looking statements contained herein speak only as of the date of this press release. The company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the company's expectations or any change in events, conditions or circumstance on which any such statement is based.

For further information please contact:

Jan Callewaert, Founder & CEO

Frederic Convent, CFO

Kolonel Begaultlaan 45

B-3012 Leuven, Belgium

T +32 (0) 16/31.74.11

F +32 (0) 16/31.74.90

E-mail: investor@option.com

About Option (www.option.com) - EURONEXT Brussels OPTI – OTC: OPNVY

Option is the wireless technology company and is a leading innovator in the design, development and manufacture of 3G UMTS-HSDPA, EDGE, GPRS, GSM and WLAN technology products for wireless connectivity solutions. Option has built up a solid reputation for creating exciting products that enhance the performance and functionality of wireless communications. Option's headquarters are in Leuven, Belgium. The company has Research & Development in Leuven, a Software and Applications development centre in Adelsried (Germany), a Wireless Router development centre in Stockholm and an ISO 9002 production engineering and logistics facility in Cork, Ireland.

JENNY E. MERCADO
Counsellor at Law

direct tel: 617.856.8218
direct fax: 617.289.0494
jmercado@brownrudnick.com

www.brownrudnick.com

BROWNRUDNICK

One
Financial
Center
Boston
Massachusetts
02111
tel 617.856.8200
fax 617.856.8201

March 15, 2006

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Attn: Susan Min
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Supplemental Documents in connection with 12g3-2(b) Filing (file no. 82-34875)
Option N.V. (the "Company")

Dear Ms. Min:

The Company was added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 and has been issued file number 82-34875. On behalf of the Company, please find enclosed for filing the following supplemental documents required under Rule 12g3-2(b):

1. Press release, agenda and related proxy materials for the Annual Shareholders' Meeting to be held on 31 March 2006 (**Exhibit 1**);
2. Subsequent declaration of interest by Deutsche Bank AG dated 6 March 2006 (**Exhibit 2**); and
3. Subsequent declaration of interest by Deutsche Bank AG dated 7 March 2006 (**Exhibit 3**).

Please kindly acknowledge your receipt of the foregoing documents by stamping the enclosed copy of this letter and returning the same to my attention in the enclosed self-addressed stamped envelope. If you have any questions regarding this matter, please do not hesitate to contact me at the number above.

Very truly yours,

BROWN RUDNICK BERLACK ISRAELS LLP

By: 
Jenny E. Mercado, Esq.

Enclosures

cc: Frederic Convent, CFO (via email)
Lawrence M. Levy, Esq. (via email)
Mark A. Dorff, Esq. (via email)
James E. Bedar, Esq. (via email)

1419055 v1 - MERCADJE - 019086/0003

EXHIBIT 1

OPTION
WIRELESS TECHNOLOGY

OPTION - AGENDA FOR THE ANNUAL SHAREHOLDERS' MEETING

The Board of Directors is pleased to invite all holders of securities issued by Option NV (the "Company") to attend the Annual Shareholders' Meeting, which will take place on Friday, March 31, 2006 at 10.00 a.m., in the Novotel, Vuurkruisenlaan 4 te Leuven, Belgium.

The agenda and proposals of decision for this Annual Shareholders' Meeting are the following:

AGENDA

1. **Presentation and discussion of the report of the Board of Directors for the financial year ended on December 31, 2005.**

2. **Presentation and discussion of the reports of the statutory auditor for the financial year ended on December 31, 2005.**

3. **Presentation of the annual consolidated accounts and consolidated reports for the financial year ended on December 31, 2005.**

4. **Approval of the annual statutory accounts for the financial year ended on December 31, 2005 and allocation of results.**

Proposal of decision: *To approve the annual accounts for the financial year ended on December 31, 2005, including the allocation of results proposed by the Board of Directors. The results is allocated to eliminate the losses carried forward and to build the legal reserve. The positive difference will be allocated to the profits carried forward.*

5. **Release of liability of the directors.**

Proposal of decision: *To release the directors of liability for the performance of their duties in the course of the financial year ended on December31, 2005.*

6. **Release of liability of the statutory auditor.**

Proposal of decision: *To release the statutory auditor of liability for the performance of his duties in the course of the financial year ended on December31, 2005.*

7. **Appointment of directors.**

Proposal of decision:
To appoint as non-independent director following person:

- *Mr. Lawrence M. Levy, Burroughs Wharf 50 Battery Street, PH8 Boston, MA 02109 USA*

To appoint as independent director following person that does meet the criteria of independent directors described in Article 524 of the Company Act:

- *Mr. Jan Loeber, 12 Naomi Drive, Gloucester, MA 1930 USA*

The Meeting will decide whether or not to appoint other additional directors, from the candidates presented at the Meeting at the latest.

The term of their office will expire immediately after the Annual General Meeting, which will be asked to approve the annual accounts for the business year ending in 2008.

8. Remuneration of all directors.

Proposal of decision: *To increase the since 1999 unchanged director's remuneration as from January 1st, 2006 to an annual remuneration of 37.500 EURO per director.*

In order to be admitted to the abovementioned Annual Shareholders' Meeting, the holders of securities issued by the Company must follow the provisions of articles 29 and 30 of the Articles of Association of the Company and article 536 of the Companies Code and also fulfil the following formalities: (i) if they are owners of registered shares, notify the Company of their intention to attend the Annual Shareholder's Meeting, by sending a letter by regular mail to the Company's registered office; (ii) if they are owners of dematerialised shares deposited through Euroclear, deposit, at the latest five working days prior to the date of the Annual Shareholders' Meeting, a certificate at the registered office of the Company, drawn up by the recognized holder of their securities' accounts or by Euroclear itself, confirming the number of shares registered under the name of the shareholder and declaring that the shares are non-negotiable until the date of said Annual Shareholders' Meeting; and (iii) if they are owners of warrants, they must inform the Company in writing, by an ordinary letter addressed to the registered office of the Company, at least five working days prior to the meetings, of their intention to attend the meeting.

Shareholders can vote by proxy or by letter, using documents drawn up by the Company and which can be obtained at no cost at the registered office of the Company. The proxies have to be deposited at the registered office of the Company at the latest five (5) business days prior to the date of the meeting. The owners of dematerialised shares who whish to vote by proxy or by letter have to deposit, in addition to the documents properly filled out, the certificate drawn up by the recognized holder of their securities' accounts or by Euroclear itself, confirming the number of shares registered under the name of the shareholder and declaring that the shares are non-negotiable until the date of said Annual Shareholders' Meeting.

In order for the vote by letter to be valid, a form must be sent by registered mail with acceptance receipt to the Company's registered office, which must be sent at the latest six days before the Annual Shareholders' Meeting (the postage stamp shall serve as proof) and which must contain the following information: (i) mentioning of the complete and accurate indication of the shareholder and of the number of shares he is voting with; (ii) the complete agenda; (iii) the proposals of decision and the voting instructions of the shareholder (for, against and abstain). The shareholder may explain or motivate his or her voting instructions.

A copy of the documents and reports mentioned in the agenda of the Annual Shareholders' Meeting can be obtained at no cost at the registered office of the Company 15 days prior to the Meeting.

The Board of Directors

About Option (Euronext :OPTI; OTC OPNVY)

Option NV (www.option.com), the wireless technology company, is a leading innovator in the design, development and manufacture of WCDMA (UMTS and HSDPA), EDGE, GPRS, GSM and WLAN technology products for wireless connectivity solutions. Option has built up an enviable reputation for creating exciting products that enhance the performance and functionality of wireless communications. Option's headquarters are in Leuven, Belgium. The company has Research & Development in Leuven, development centers in Adelsried (Germany) and in Stockholm (Sweden) and an ISO 9002 production engineering and logistics facility in Cork, Ireland.

For more information please contact:

Frederic Convent, Chief Financial Officer

Option n.v. Kol. Begaultlaan 45, (B) 3012 Leuven, Belgium

Tel + 32 (0) 16 317 411

E-mail: investor@option.com

"OPTION"
Limited Liability Company at 45 Kolonel Begaultlaan,
3012 Leuven (Wilsele)

Subject to VAT with Company Databank Number BE 0429.375.448
Judicial District of Leuven

The Board of Directors is honoured to invite the shareholders to attend the Extraordinary General Shareholders Meeting, which will take place in Leuven, Novotel, Vuurkruisenlaan 4, on

a) **31 March 2006 at 09:30 a.m.**, and,
if the required attendance quorum is not reached at this meeting, to the second Extraordinary General Shareholders Meeting which will take place on

b) **19 April 2006 at 09:30 a.m.**,

each time with the following agenda containing proposals for a resolution

AGENDA

1. Report

Report of the Board of Directors in implementation of Article 604 of the Companies Code, in which the Board indicates under which special circumstances it will make use of the permitted capital and towards which ends it strives in so doing.

2. Renewal of the permitted capital – Amendment of the articles of association

Proposed motion

Authorisation of the Board of Directors for a period of five (5) years from the date of announcement of the current amendment of the articles of association in the annex of the Belgisch Staatsblad, on one or more occasions to increase the capital by a total sum of six million one hundred and sixteen thousand and sixty-seven Euros and twenty-one Cents (€.6.116.067,21) both by means of contribution in monies or in kind within the limits permitted by the Companies Code and by conversion of reserves and issue premiums, with or without the issue of new shares, with or without voting right, or through the issue of convertible bonds subordinated or not, or through the issue of warrants or of bonds to which warrants or other movables are linked, or of other securities, such as shares in the framework of a Stock Option Plan.

At the same time to give the Board of Directors special authority, in the event of a public take over bid for securities issued by the Company during a period of three (3) years, running from the Extraordinary General Shareholders Meeting which will resolve on this authorisation, to proceed to capital increases under the conditions foreseen by the Companies Code.

In order, finally, to authorise the Board of Directors, in the interests of the company, within the limits and in accordance with the conditions proscribed by the Companies Code, to limit or suspend the preferential right of the shareholders, when a capital increase occurs within the limits of the permitted capital. This limitation or suspension may likewise occur in favour of one or more specified persons.

In order thereafter to reformulate the text of Article 5b: Permitted Capital as follows:

"The Board of Directors is authorised to increase the registered capital on one or more occasions by a sum of maximum six million, one hundred and sixteen thousand, sixty-seven Euros and twenty-one Cents (€6,116,067.21).

The capital increases decided by virtue of this authorisation may occur in accordance with the stipulations to be specified by the Board of Directors both, amongst others, by means of contribution in monies or in kind within the limits permitted by the Companies Code and by conversion of reserves and issue premiums, with or without the issue of new shares, with or without a voting right, or through the issue of convertible bonds whether or not subordinated, of through the issue of warrants or of bonds to which warrants or other movables are linked, or of other securities, such as shares in the framework of a Stock Option Plan.

The Board of Directors may exercise this authority for five years from the announcement in the annex to the Belgisch Staatsblad of the amendment of the articles of association decided by the Extraordinary General Shareholders Meeting which granted this authorisation.

This authority may be renewed in accordance with the legal stipulations.
The Board of Directors likewise is specially authorised, in the event of a public takeover bid for securities issued by the Company during a period of three (3) years running from the Extraordinary General Shareholders Meeting which has decided on this authorisation, to proceed to capital increases under the conditions foreseen by the Companies Code.
The Board of Directors may, in the interests of the Company, within the limits and according to the conditions proscribed by the Companies Code, limit or suspend the preferential right of the shareholders, if a capital increase occurs within the limits of the capital permitted according to this Article. This limitation or suspension may likewise occur in favour of one or more specified persons.
In the event that an issue premium is paid as a result of a capital increase decided by the Board of Directors or as a result of the conversion of bonds or the exercise of warrants or of rights to other securities, this will be lawfully entered onto an non-accessible account, called "Issue Premium", which will to the same extent as the registered capital comprise the guarantee for third-parties and which, except for the possibility for converting this reserve into capital, may only be used in accordance with the conditions for reduction of the registered capital, set by the Companies Code.
The Board of Directors is authorised, with the possibility of subrogation, after each capital increase which has come about within the limits of the permitted capital to bring the articles of association into line with the new capital and shares situation and to supplement the capital history."

3. Authorisation relating to acquisition and transfer of own shares

Proposed motion:
Authorisation of the Board of Directors, in accordance with the stipulations of Article 620 of the Companies Code, for a period of eighteen (18) months from the announcement of this amendment to the articles of association in the annex to the Belgisch Staatsblad, to acquire the maximum number of own shares or profit-sharing bonds as permitted by the Companies Code, this being ten percent (10 %) of the capital, for a price equivalent to the average closing price of the share over the last thirty (30) calendar days prior to the transaction, increased or decreased by ten percent (10 %), also, in as much as necessary, extension of the authorisation to transfer the own shares by sale or exchange or on the stock exchange, according to same conditions as those set for the acquisition of the own shares.

4. Authorisation to purchase and sell own shares by direct daughter companies

Proposed motion
Authorisation of the Board of Directors, for in as much as the Law permits this, to acquire or transfer via the stock exchange own shares via sale, purchase or exchange through direct daughter companies in which "Option" owns the majority of the voting rights and this according to the conditions as defined in the above-mentioned authorisation with respect to the purchase and sale of the own shares.

5. Authorisation to acquire or transfer own shares in the event of serious and impending detriment - Amendment of the articles of association

Proposed motion
Authorisation for the Board of Directors to, for a period of three (3) years from the announcement of this amendment of the articles of association in the annex to the Belgisch Staatsblad in observance of the conditions specified by the Law, for obtaining company shares for its account by purchase up or exchange, or transfer, to prevent the Company suffering serious and impending detriment.
In consequence to replace the text of *§2. Purchase of own shares* from Article 13: Stipulations relating to Company share with the following text:
"The Company may, in as much as the law permits this, acquire its own shares subject to the observance of the legal conditions, following a resolution of a General Meeting passed under the observance of the stipulations specified in Article 558 Van the Companies Code relating to quorum and majority.
The Board of Directors on the other hand is authorised, in as much as the Law permits this, observing the conditions specified by Law, to acquire or transfer Company shares for its account through purchase or exchange, to prevent the Company suffering serious and impending detriment.

This authority is granted for a period of three years from the announcement of the amendment of the articles of association passed by the Extraordinary General Shareholders Meeting which granted this authorisation. It may be extended in accordance with the legal stipulations in the matter."

6. Amendment relating to the composition of the Board of Directors - Amendment of the articles of association

Proposed motion

Motion to scrap the rules relating to the nomination of Directors by the limited liability company "GIMV" established at 37 Karel Oomsstraat, 2018 Antwerp, Company Databank Number 0220.324.117, Artificial Persons Register Antwerp, since this no longer corresponds to the statutory prescriptions in the matter and thereafter to replace the text of Article 14: Appointment and discharge of the Directors with the following text:

"The Company is to be managed by a Board of Directors of at least three (3) and at most nine (9) Directors, natural persons or artificial persons.

If an artificial person is appointed Director the latter must appoint a permanent representative amongst its shareholders, Directors or employees who is to be charged with the execution of the task in the name of and for the account of the artificial person-Director.

At least three (3) members will be appointed as "Independent Directors" who must meet the criteria specified in Article 524 §4 of the Companies Code and in addition must meet the following criteria:

a) To be highly regarded in the business world in which the Company is active;

b) To not be or have been in the employ of the Company or a daughter company of it, or in another way be paid or have been paid by the Company or a daughter company of it other than for the services of Director;

c) Where this relates to an artificial person, not to be a linked company as meant in Article 11 of the Companies Code;

d) To have no other relationship (other than the ownership of shares or the task of Director in the Company or a daughter company of it) or display characteristics which may threaten their independence with respect to the Company

At most five (5) Directors will be appointed amongst the candidates presented by Mister Jan CALLEWAERT, resident at 43 Box 5 Vanden Tymplestraat, 3000 Leuven, as long as the latter directly or indirectly owns fifteen percent (15 %) of Company shares; thus shall he has the right for all direct or indirect fully owned threshold of three percent (3%) of the total amount of Company shares, to present candidates for one (1) Directors assignment, although with a maximum of five (5) Directors. The number of candidates nominated by him must always amount to at least one more than the number of positions to be bestowed.

Only the General Meeting is competent to determine the number of Directors.

The Directors are to be appointed by the General Shareholders Meeting.

The length of their remit may not exceed six (6) years.

Their remit ends at the close of the General Shareholders Meeting of the Board of Directors, which appoints their replacements.

The General Shareholders Meeting may at any time dismiss the Directors.

Departing Directors may be reappointed.

When a position as Director becomes vacant the remaining Directors have the right to provide a temporary replacement. The next following General Shareholders Meeting decides the definitive appointment. The newly appointed Director is to complete the term of the person he replaces.

The stipulations of the current article may only be amended by an eighty percent (80%) majority of the votes present or represented at an Extraordinary General Shareholders Meeting."

7. Re-allocation of shares - Amendment of the articles of association

Proposed motion

Motion to split each of the existing ten million three hundred and twelve thousand three hundred and twenty-four (10,312,324) shares into four (4) new shares, so that the capital of six million, one hundred and sixteen thousand, sixty-seven Euro and twenty-one Cents (€6,116,067.21) shall subsequently be represented by forty-one million, two hundred and forty-nine thousand, two hundred and ninety-six (41.249.296) shares of no nominal par value, and thereafter in Article 5: Registered capital

* to have the second sentence read as follows:
  "It is divided into forty-one million, two hundred and forty-nine thousand, two hundred and ninety-six (41.249.296) shares of no nominal par value."
* to add a new point 20 to the end of the point "History of the Capital", in which the above division of shares is described.

8. Amendment of the articles of association

Proposed motion

- To add to the end of the first sentence of Article 1: Name the words ""NV for short"."
- In *§1. Transparency Obligation* of Article 13: Stipulations relating to Company Shares
  * to replace the words "Commission for Banking and Finance as the Market Authority of NASDAQ Europe" with "Commission for Banking, Finance and Assurance"
  * in as much as necessary to clarify the words "reach or exceed either three percent (3%) or five percent (5%) or a multiple of five percent of the total number of voting rights" and then replace them
    with "reach or exceed for the first time three percent (3%) and thereafter five percent (5%) or a multiple of five percent (5%) of the total number of voting rights"
- At the end of the last sentence of Article 18: Policy-making on the Board of Directors to add the words "and the use of the permitted capital".
- To replace the text of Article 21: Transfer of competencies and proxies with the following text:

"1. The Board of Directors may nominate a Managing Director and grant him the most extensive competencies for the day-to-day management of the Company and the representation relating to this day-to-day management.
The Board of Directors may as far this management is concerned also entrust the day-to-day management and the representation regarding this management
    - to the Management Committee, if one is set up;
    - to one or more persons, whether or not a Director.
He appoints and discharges the delegates to this management and defines their competencies.

2. The Board of Directors and the delegates to the day-to-day management, the latter within the limits of this management, may grant special and particular proxies to one or more persons of their choice.

3. The Board of Directors may entrust the management of the whole, or a specific part of a department of the company's activities to one or more persons.

4. The Board of Directors may in its midst, and under its responsibility, set up one or more advisory committees, the composition and the tasks of which he is to establish.

- To replace the text of Article 28: Convening the Meeting with the following text:

"The notices convening a General Shareholders Meeting are to be made in accordance with the stipulations of Article 533 of the Companies Code.

Without prejudice to that stipulated in Article 535 of the Companies Code, the notice convening the meeting is to mention the complete agenda, which should contain the subjects to be dealt with as well as the proposals for a resolution.

A copy of all reports and other documents which must be presented at the meeting must be sent to those who, at latest, by the seventh (7th) day preceding the day of the General Shareholders Meeting, have completed the formalities for taking part in the General Shareholder Meeting. Persons who have satisfied these formalities after this time are to receive a copy of these documents at the General Shareholder Meeting.

Unless they agree individually, expressly and in writing to receive the notice convening the meeting via a different communication means, the notice convening the meeting is moreover to be sent fifteen days before the meeting, by normal letter to the holders of registered shares, to the Directors and to the Auditors. To this convening letter are to be added a copy of all reports and other documents having to be submitted at the meeting.

Where the case arises, holders of registered bonds and warrants, or holders of registered certificates that were issued in cooperation with the Company, are to be convened to the General Shareholders Meetings meeting in the same way.

If the Board of Directors has stipulated that

- the registration date procedure will be applied; the registration date is to be mentioned in the letter convening the meeting, as well as the manner in which the shareholders may register;
- the deposit procedure will be applied, the manner in which the deposit should occur is to be mentioned in the letter convening the meeting."

- To replace the text of Article 29: Deposit Clause – Notification with the following text:

"Article 29: Notification - Deposit - Registration Date

Should the Board of Directors require this in the notice convening the meeting, the holders of registered shares must at latest in the course of the fifth (5th) working day prior to the date of a General Shareholders Meeting, inform the Company of their intention to participate in the relevant General Meeting of shareholders by means of a normal letter sent to the Company's head office.

Holders of bearer shares or of dematerialised shares are only admitted to the Shareholders' Meeting if they have either deposited or registered their shares on the registration date. The Board of Directors will specify in the notice convening the General Shareholders Meeting whether the shares must be deposited or registered.

- If the notice convening the General Shareholders Meeting requires a deposit, only those holders of bearer shares who have deposited their shares at the Company's head office or at any other place, to be indicated in the notice convening the meeting, at the latest on the fifth (5th) working day preceding the date of the relevant meeting will be admitted to the General Shareholders Meeting. In order to be admitted to the General Shareholders Meeting of Shareholders they will have to show the proof of deposit, issued by the Company's head office or by the depository institution.

  Holders of dematerialised shares are only admitted to the General Meeting of Shareholders on presentation of the proof of deposit – showing that this occurred at the latest on the fifth (5th) working day preceding the date of the relevant meeting - of an affidavit drawn up by the recognised account holder or by the clearing house confirming the non-availability of the dematerialised shares up to the date of the General Shareholders Meeting. The deposit of this affidavit should occur at the Company's head office or at any other place, to be indicated in the notice convening the meeting.
- If the notice convening the General Shareholders Meeting requires registration, only those holders of bearer shares and holders of dematerialised shares are to be admitted to the General Shareholders Meeting, who supply proof that on the registration date, this being the seventh (7th) working day before the General Shareholders Meeting, they have for twenty-four (24) hours been the holder of the shares for which they wish to exercise the voting right, regardless of the number of shares of which they are holder on the day of the General Shareholders Meeting. For determining the registration date Saturday will not be regarded as a working day. The quantity of shares each shareholder has available on the registration date at twenty-four (24) hundred hours is to be registered in a register allocated by Board of Directors. The letter convening the General Shareholders Meeting is to mention the registration day as well as the manner in which the shareholders can register.

Before taking part in the meeting themselves, the shareholders or their proxies must sign the attendance list, mentioning

a. the identity of the shareholder,

b. if applicable, the identity of the proxy holder, and

c. the number of shares that they represent.

For the application of this article Saturdays are not regarded as working- days."

In order to be admitted to the General Shareholders Meeting the holders of securities issued by the Company must abide by the stipulations of Articles 29 and 30 of the Company's articles of association and Article 536 of the Companies Code and likewise satisfy the following formalities:

(i) if they are holders of registered shares, at latest five working-days before the date of the General Shareholders Meeting make known their intention to participate in the General Shareholders Meeting by normal letter, addressed to the Company's head office;

(ii) if they are holders of bearer shares which are deposited at Euroclear, at latest five working-days before the date of the General Sharehodlers Meeting, deposit at the Company's head office an affidavit drafted by the recognised account holder or by the clearing house Euroclear itself, confirming the number of securities registered in the name of the holder, and confirming the unavailability of the shares up to the date of the General Shareholders Meeting; or

(iii) if they are holders of warrants, at latest five working-days before the date of the meeting, make known their intention to participate in the meeting by normal letter, addressed to the Company's head office.

Shareholders may vote by proxy or by letter using forms drawn up by the Company, which may be obtained free of charge from the Company's head office. The proxies must be deposited at the Company's head office at least five working days before the date of the meeting. Holders of bearer shares deposited with Euroclear who wish to vote by proxy or letter must in addition to the completed form also submit the affidavit drawn up by the recognised account holder or by the clearing house Euroclear itself, that confirms the number of securities registered in the name of the holder, and that confirms the unavailability of the shares up to the date of the meeting.

In order to be valid, the vote by letter must occur by letter registered at the post office with notice of receipt, that is to be sent to the company's head office at least six working-days before the date of the General Shareholders Meeting (the post mark is valid as proof), and should contain the following indications:

(i) indication of the complete and precise designation of the shareholder, and of the number of shares with which he participates in the vote;

(ii) the full agenda;

(iii) the proposals for resolution and the voting position of the shareholder (in favour, against or abstention). The shareholder may clarify or explain his voting position.

The Board of Directors

FORMULIER OM TE STEMMEN BIJ BRIEF OF BIJ VOLMACHT

FORM TO VOTE BY LETTER OR BY PROXY

Ondergetekende:
The undersigned:

Eigenaar/Eigenares van
Owner of

aandelen van:
shares of: **Option NV**

Waarvan de maatschappelijke zetel gevestigd is te **Kolonel Begaultlaan 45, 3012 Leuven**
Having its registered office at

heeft kennis genomen van de jaarlijkse algemene vergadering van de vennootschap die zal plaatsvinden op vrijdag 31 maart 2006 om 10:00 uur in het Novotel, Vuurkruisenlaan 4, te Leuven.
has taken notice of the annual shareholders meeting that will be held Friday, March 31st, 2006 at 10:00 a.m. in the Novotel, Vuurkruisenlaan 4, te Leuven.

en verklaart[1]
and declares

☐ **A.** Te stemmen bij brief in de zin als hieronder aangegeven onder **1.,2.,3.,4.,5.,6.,7.**
To vote by letter in the sense as indicated under **1.,2.,3.,4.,5.,6.,7.**

☐ **B.** Als lasthebber(s), belast met zijn/haar vertegenwoordiging op deze vergadering aan te stellen:
To appoint as proxyholder(s) charged with his/her/its representation at this meeting:

☐ **B.1.** *met als opdracht te stemmen naar eigen inzicht in het belang van ondergetekende;*
with the power to vote according to his/her/its own judgment, in the interest of the undersigned;

of/*or*

---

[1] Steeds het vakje aankruisen dat overeenstemt met de gekozen optie.
Check, each time, the box corresponding to the chosen option.

☐ ***B.2.*** *met als verplichting te stemmen in de zin als hieronder aangegeven onder* **1.,2.,3.,4.,5.,6.,7.**
with the obligation to vote in the sense as indicated hereafter under **1.,2.,3.,4.,5.,6.,7.**

De lasthebber kan, namens ondergetekende:
The proxy holder may, on behalf of the undersigned:

1. De vergadering bijwonen en, zo nodig, deze uitstellen.
   Attend the meeting and if necessary, adjourn it.

2. Deelnemen aan alle andere vergaderingen met dezelfde agenda, indien de eerste vergadering uitgesteld of niet regelmatig samengeroepen zou zijn.
   Participate in any other meeting having the same agenda, should the first meeting be adjourned or should it have been irregularly convened.

3. Deelnemen aan alle beraadslagingen en stemmen.
   Participate in all decisions and vote.

4. Te dien einde, alle verklaringen doen, alle akten, notulen, registers, aanwezigheidslijsten en documenten ondertekenen, in de plaats stellen en in 't algemeen, al het nodige en nuttige doen ter uitvoering van deze volmacht.
   With regard to the above, make all statements, sign all deeds, minutes, registers, attendance sheets and documents, substitute and in general, do all that is required and necessary in implementing this proxy.

AGENDA

1. **Voorlegging en kennisname van het jaarverslag van de raad van bestuur over de verrichtingen van het boekjaar afgesloten op 31 december 2005.**
   Presentation and discussion of the report of the Board of Directors for the financial year ended on December 31, 2005.

2. **Voorlegging en kennisname van de verslagen van de commissaris over de verrichtingen van het boekjaar afgesloten op 31 december 2005.**
   Presentation and discussion of the reports of the statutory auditor for the financial year ended on December 31, 2005.

3. **Voorstelling van de geconsolideerde jaarrekening en van het geconsolideerde verslag over de verrichtingen van het boekjaar afgesloten op 31 december 2005.**
   Presentation of the annual consolidated accounts and consolidated reports for the financial year ended on December 31, 2005.

4. **Goedkeuring van de jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2005 en bestemming van het resultaat.**
   Voorstel tot besluit: *De vergadering keurt de jaarrekening van de Vennootschap voor het boekjaar afgesloten op 31 december 2005 goed , inclusief de bestemming van het resultaat zoals voorgesteld door de raad van bestuur. Het resultaat wordt aangewend om het overgedragen*

verlies aan te zuiveren en de wettelijke reserve op te bouwen. Het batig saldo wordt als over te dragen winst geboekt.

Approval of the annual statutory accounts for the financial year ended on December 31, 2005 and allocation of results.

Proposal of decision: *To approve the annual accounts for the financial year ended on December 31, 2005, including the allocation of results proposed by the Board of Directors. The results is allocated to eliminate the losses carried forward and to build the legal reserve. The positive difference will be allocated to the profits carried forward.*

Goedgekeurd Approved	☐	*Verworpen* Rejected	☐	*Onthouding* Abstention	☐

5. **Kwijting aan de leden van de raad van bestuur**

Voorstel tot besluit: *De vergadering verleent kwijting aan de bestuurders van de Vennootschap voor de uitoefening van hun mandaat tijdens het boekjaar afgesloten op 31 december 2005.*

Release of liability of the directors.

Proposal of decision: *To release the directors of liability for the performance of their duties in the course of the financial year ended on December31, 2005.*

Goedgekeurd Approved	☐	*Verworpen* Rejected	☐	*Onthouding* Abstention	☐

6. **Kwijting aan de commissaris**

Voorstel tot besluit: *De vergadering verleent kwijting aan de commissaris van de Vennootschap voor de uitoefening van zijn mandaat tijdens het boekjaar afgesloten op 31 december 2005.*

Release of liability of the statutory auditor.

Proposal of decision: *To release the statutory auditor of liability for the performance of his duties in the course of the financial year ended on December31, 2005.*

Goedgekeurd Approved	☐	*Verworpen* Rejected	☐	*Onthouding* Abstention	☐

7. **Benoeming van bestuurders.**

Voorstel tot besluit: *De vergadering beslist tot benoeming van hiernavermelde persoon als niet-onhankelijke bestuurder:*

- de heer Lawrence M. Levy, Burroughs Wharf 50 Battery Street, PH8 Boston, MA 02109 Verenigde Staten van Amerika

De vergadering beslist tot benoeming van hiernavermelde persoon die voldoet aan de criteria voor onafhankelijke bestuurders zoals bepaald in het artikel 524 van het Wetboek Vennootschappen:

- *de heer Jan Loeber, 12 Naomi Drive, Gloucester, MA Verenigde Staten van Amerika*

De vergadering kan al dan niet andere nieuwe bestuurders benoemen uit de kandidaten die uiterlijk ter zitting zullen worden voorgedragen .

Hun mandaat te laten eindigen onmiddellijk na de jaarvergadering die zich dient uit te spreken over de goedkeuring van de jaarrekening van het boekjaar afgesloten in 2008.

Appointment of directors.

Proposal of decision: *To appoint as non-independent director following person:*

- *Mr. Lawrence M. Levy, Burroughs Wharf 50 Battery Street, PH8 Boston, MA 02109 USA*

To appoint as independent director the following person that does meet the criteria of independent directors described in Article 524 of the Company Act:

- *Mr. Jan Loeber, 12 Naomi Drive, Gloucester, MA 1930 USA*

The Meeting will decide whether or not to appoint other additional directors, from the candidates presented at the Meeting at the latest.

The term of their mandate will expire immediately after the Annual General Meeting, which will be asked to approve the annual accounts for the business year ending in 2008.

Goedgekeurd Approved	☐	*Verworpen* Rejected	☐	*Onthouding* Abstention	☐

8. Vergoeding van alle bestuurders.

Voorstel tot besluit: *De vergadering beslist de sinds 1999 ongewijzigde bestuurdersvergoeding te verhogen met ingang van 1 januari 2006 tot een jaarlijkse vergoeding van 37.500 EURO per bestuurder.*

Remuneration of all directors.

Proposal of decision: To increase the since 1999 unchanged director's remuneration as from January 1st, 2006 to an annual remuneration of 37.500 EURO per director.

Goedgekeurd Approved	☐	*Verworpen* Rejected	☐	*Onthouding* Abstention	☐

Gedaan te / *Signed in* *op* / *on*

Handtekening / Signature:

Naam van de ondertekenaar / Name of signatory:

functie / Function:

06812

VOLMACHT

De ondergetekende :

eigenaar van :

aandelen van

"OPTION"
Naamloze vennootschap te 3012 Leuven (Wilsele),
Kolonel Begaultlaan 45
B.T.W.-plichtige met ondernemingsnummer BE 0429.375.448
Rechtsgebied Leuven

----

stelt aan tot bijzondere gevolmachtigde, met recht van substitutie :

teneinde de ondergetekende te vertegenwoordigen op de buitengewone algemene vergadering die zal worden gehouden te Leuven, Novotel, Vuurkruisenlaan 4 op

a) **31 maart 2006 om 09:30 uur**, en,
indien op deze vergadering het vereiste aanwezigheidsquorum niet zou worden behaald, op de tweede buitengewone algemene vergadering die zal doorgaan op

b) **19 april 2006 om 09:30 uur**,

evenals op iedere andere algemene vergadering die later zal worden bijeengeroepen wegens uitstel of verdaging van voornoemde vergadering;

AGENDA

1. Verslag

Verslag van de raad van bestuur in uitvoering van artikel 604 van het Wetboek van Vennootschappen waarin de raad aangeeft in welke bijzondere omstandigheden hij gebruik zal kunnen maken van het toegestane kapitaal en welke doeleinden hij daarbij nastreeft.

2. Hernieuwing van het toegestane kapitaal – Statutenwijziging

Voorstel tot besluit

Machtiging aan de raad van bestuur om gedurende een periode van vijf (5) jaar vanaf de datum van bekendmaking van de onderhavige statutenwijziging in de bijlage tot het Belgisch Staatsblad, het kapitaal in één of meerdere malen te verhogen met een totaal bedrag van zes miljoen honderd zestien duizend zevenenzestig euro éénentwintig cent (€.6.116.067,21) zowel door middel van inbrengen in geld of in natura binnen de door het Wetboek van vennootschappen toegestane grenzen als door omzetting van reserves en uitgiftepremies, met of zonder uitgifte van

nieuwe aandelen, met of zonder stemrecht, of door uitgifte van al dan niet achtergestelde converteerbare obligaties, of door uitgifte van warrants of van obligaties waaraan warrants of andere roerende waarden zijn verbonden, of van andere effecten, zoals aandelen in het kader van een Stock Option Plan.
Om de raad van bestuur tevens bijzonder te machtigen om, ingeval van openbaar overnamebod op effecten uitgegeven door de vennootschap gedurende een periode van drie (3) jaar die loopt vanaf de buitengewone algemene vergadering die tot deze machtiging zal besluiten, over te gaan tot kapitaalverhogingen in de voorwaarden voorzien door het Wetboek van Vennootschappen.
Om de raad van bestuur tenslotte te machtigen om, in het belang van de vennootschap, binnen de perken en overeenkomstig de voorwaarden voorgeschreven door het Wetboek van Vennootschappen, het voorkeurrecht van de aandeelhouders te beperken of op te heffen, wanneer een kapitaalverhoging geschiedt binnen de grenzen van het toegestane kapitaal. Deze beperking of opheffing kan eveneens gebeuren ten gunste van één of meer bepaalde personen.
Om dienvolgens de tekst van Artikel 5bis : Toegestaan kapitaal te herformuleren als volgt :
"De raad van bestuur is bevoegd om het maatschappelijk kapitaal in één of meer malen te verhogen met een bedrag van maximum zes miljoen honderd zestien duizend zevenenzestig euro éénentwintig cent (€.6.116.067,21).
De kapitaalverhogingen waartoe krachtens deze machtiging wordt besloten kunnen geschieden overeenkomstig de door de raad van bestuur te bepalen modaliteiten zoals ondermeer door middel van inbreng in geld of in natura binnen de door het Wetboek van Vennootschappen toegestane grenzen als door omzetting van reserves en uitgiftepremies, met of zonder uitgifte van nieuwe aandelen, met of zonder stemrecht, of door uitgifte van al dan niet achtergestelde converteerbare obligaties, of door uitgifte van warrants of van obligaties waaraan warrants of andere roerende waarden zijn verbonden, of van andere effecten, zoals aandelen in het kader van een Stock Option Plan.
De raad van bestuur kan deze bevoegdheid uitoefenen gedurende vijf jaar na de bekendmaking in de bijlage tot het Belgisch Staatsblad van de statutenwijziging waartoe werd besloten door de buitengewone algemene vergadering die deze machtiging heeft verleend.
Deze bevoegdheid kan worden hernieuwd overeenkomstig de wettelijke bepalingen.
De raad van bestuur wordt tevens bijzonder gemachtigd om, ingeval van openbaar overnamebod op effecten uitgegeven door de vennootschap gedurende een periode van drie (3) jaar die loopt vanaf de buitengewone algemene vergadering die tot deze machtiging heeft besloten, tot kapitaalverhogingen over te gaan in de voorwaarden voorzien door het Wetboek van Vennootschappen.
De raad van bestuur kan, in het belang van de vennootschap, binnen de perken en overeenkomstig de voorwaarden voorgeschreven door het Wetboek van Vennootschappen, het voorkeurrecht van de aandeelhouders beperken of opheffen, wanneer een kapitaalverhoging geschiedt binnen de

grenzen van het overeenkomstig dit artikel toegestaan kapitaal. Deze beperking of opheffing kan eveneens gebeuren ten gunste van één of meer bepaalde personen.
Voor het geval dat naar aanleiding van een kapitaalverhoging beslist door de raad van bestuur of naar aanleiding van de conversie van obligaties of de uitoefening van warrants of van rechten op andere waarden, een uitgiftepremie wordt betaald, zal deze van rechtswege op een onbeschikbare rekening geboekt worden, genaamd "Uitgiftepremie", die in dezelfde mate als het maatschappelijk kapitaal de waarborg voor derden zal uitmaken en waarover, behoudens de mogelijkheid tot omzetting van deze reserve in kapitaal, slechts kan beschikt worden overeenkomstig de voorwaarden voor vermindering van het maatschappelijk kapitaal, gesteld door het Wetboek van Vennootschappen.
De raad van bestuur is bevoegd, met mogelijkheid tot indeplaatsstelling, na elke kapitaalverhoging tot stand gekomen binnen de grenzen van het toegestane kapitaal de statuten in overeenstemming te brengen met de nieuwe kapitaal- en aandelentoestand en de historiek van het kapitaal aan te vullen."

3. Machtiging inzake verwerving en vervreemding van eigen aandelen

Voorstel van besluit:
Machtiging aan de raad van bestuur om, overeenkomstig de bepalingen van artikel 620 van het Wetboek van Vennootschappen, gedurende een termijn van achttien (18) maanden vanaf de bekendmaking van deze statutenwijziging in de bijlage tot het Belgisch Staatsblad, het maximaal aantal eigen aandelen of winstbewijzen zoals toegestaan door het Wetboek van Vennootschappen, zijnde tien procent (10 %) van het kapitaal, te verwerven voor een prijs die gelijk is aan de gemiddelde slotnotering van het aandeel over de laatste dertig (30) kalenderdagen voorafgaand aan de verrichting, verhoogd of verminderd met tien procent (10 %), alsmede, voor zover als nodig, verlenging van de machtiging tot vervreemding van de eigen aandelen door verkoop of ruil of ter beurze, tegen dezelfde voorwaarden als deze gesteld voor de verwerving van de eigen aandelen.

4. Machtiging tot inkoop en verkoop van eigen aandelen door rechtstreekse dochtervennootschappen

Voorstel van besluit
Machtiging aan de raad van bestuur, voor zover de wet dit toelaat, tot het verwerven of het overdragen via de beurs van eigen aandelen via verkoop, aankoop of ruil door rechtstreekse dochtermaatschappijen waarin "Option" de meerderheid van de stemrechten bezit en dit volgens de voorwaarden zoals bepaald in de hoger vermelde machtiging inzake inkoop en verkoop van de eigen aandelen.

5. Machtiging tot verwerving of vervreemding van eigen aandelen in geval van ernstig en dreigend nadeel - Statutenwijziging

Voorstel tot besluit
Machtiging aan de raad van bestuur om, gedurende een periode van drie (3) jaar vanaf de bekendmaking van deze statutenwijziging in de bijlage tot het Belgisch Staatsbladmet inachtneming van de door de wet bepaalde voorwaarden, om aandelen van de vennootschap voor haar rekening te

verkrijgen door inkoop of ruil, of te vervreemden, om te voorkomen dat de vennootschap een ernstig en dreigend nadeel zou lijden.

Om dienvolgens de tekst van *§2. Inkoop van eigen aandelen* van Artikel 13 : Bepalingen met betrekking tot aandelen van de vennootschap te vervangen door de volgende tekst :

"De vennootschap kan, voor zover de wet dit zou toelaten, eigen aandelen verkrijgen mits naleving van de wettelijke voorwaarden, na een besluit van een algemene vergadering genomen met inachtneming van de in artikel 558 Van het Wetboek van Vennootschappen bepaalde voorschriften inzake quorum en meerderheid.

De raad van bestuur is anderzijds gemachtigd, voor zover de wet dit zou toelaten, met inachtneming van de door de wet bepaalde voorwaarden, om aandelen van de vennootschap voor haar rekening te verkrijgen door inkoop of ruil, of te vervreemden, om te voorkomen dat de vennootschap een ernstig en dreigend nadeel zou lijden. Deze bevoegdheid wordt toegekend voor een periode van drie jaar na de bekendmaking van de statutenwijziging beslist door de buitengewone algemene vergadering die deze machtiging heeft verleend. Zij kan verlengd worden overeenkomstig de wettelijke bepalingen terzake."

6. Wijziging inzake de samenstelling van de raad van bestuur - Statutenwijziging

Voorstel tot besluit

Besluit tot wijziging van de regels inzake de voordracht van bestuurders door :

a) afschaffing van de regels inzake de voordracht van bestuurders door de naamloze vennootschap "GIMV" gevestigd te 2018 Antwerpen, Karel Oomsstraat 37, ondernemingsnummer 0220.324.117, rechtspersonenregister Antwerpen, gezien deze niet meer beantwoordt aan de statutaire voorschriften ter zake, en

b) herformulering van het voordrachtrecht van bestuurders derwijze dat de heer Jan CALLEWAERT, wonend te 3000 Leuven, Vanden Tymplestraat 43 bus 1, conform de huidige bepalingen van artikel 14 van de statuten, het recht zal hebben bij rechtstreekse of onrechtstreekse eigendom van elke volle schijf van drie procent (3%) van het totaal aantal uitgegeven aandelen van de vennootschap, kandidaten voor één (1) bestuursopdracht voor te dragen, doch met een maximum van vijf (5) bestuurders.

en dienvolgens de tekst van Artikel 14 : Benoeming en ontslag van de bestuurders te vervangen door de volgende tekst :

"De vennootschap wordt bestuurd door een raad van bestuur van ten minste drie (3) en ten hoogste negen (9) bestuurders, natuurlijke personen of rechtspersonen.

Wanneer een rechtspersoon wordt benoemd tot bestuurder dient deze onder haar aandeelhouders, bestuurders of werknemers een vaste vertegenwoordiger aan te stellen die belast wordt met de uitvoering van de opdracht in naam en voor rekening van de rechtspersoon-bestuurder.

Ten minste drie (3) leden zullen benoemd worden als "Onafhankelijk Bestuurder" die dienen te beantwoorden aan de criteria bepaald in artikel

524 §4 van het Wetboek van Vennootschappen én bovendien dienen te beantwoorden aan de volgende criteria :

a) in aanzien staan in de bedrijfswereld waarin de vennootschap actief is;

b) niet in dienstverband zijn of geweest zijn met de vennootschap of een dochtervennootschap daarvan, of op een andere wijze betaald worden of betaald werden door de vennootschap of een dochtervennootschap, daarvan anders dan als diensten van bestuurder;

c) wanneer het een rechtspersoon betreft, geen verbonden onderneming zijn van de vennootschap zoals bedoeld in artikel 11 van het Wetboek van Vennootschappen;

d) geen andere relatie hebben (anders dan de eigendom van aandelen of een opdracht van bestuurder in de vennootschap of een dochtervennootschap daarvan) of eigenschappen vertonen die hun onafhankelijkheid ten aanzien van de vennootschap in het gedrang kunnen brengen

Ten hoogste vijf (5) bestuurders zullen benoemd worden onder de kandidaten voorgedragen door de heer Jan CALLEWAERT, wonend te 3000 Leuven, Vanden Tymplestraat 43 bus 1 zolang deze rechtstreeks of onrechtstreeks vijftien procent (15 %) van de aandelen van de vennootschap bezit; aldus zal hij het recht hebben bij rechtstreekse of onrechtstreekse eigendom van elke volle schijf van drie procent (3%) van het totaal aantal uitgegeven aandelen van de vennootschap, kandidaten voor één (1) bestuursopdracht voor te dragen, doch met een maximum van vijf (5) bestuurders . Het aantal door hem voorgedragen kandidaten moet steeds minstens één meer bedragen dan het aantal te begeven plaatsen.

Alleen de algemene vergadering is bevoegd om het aantal bestuurders te bepalen.

De bestuurders worden benoemd door de algemene vergadering.

De duur van hun opdracht mag zes (6) jaren niet overschrijden.

Hun opdracht eindigt bij de sluiting van de algemene vergadering of de raad van bestuur die in hun vervanging voorziet.

De bestuurders kunnen te allen tijde door de algemene vergadering worden ontslagen.

Uittredende bestuurders zijn herbenoembaar.

Wanneer een plaats van bestuurder openvalt hebben de overblijvende bestuurders het recht om voorlopig in de vacature te voorzien. De eerstvolgende algemene vergadering beslist over de definitieve benoeming. De nieuw benoemde bestuurder doet de tijd uit van degene die hij vervangt.

De bepalingen van onderhavig artikel kunnen slechts worden gewijzigd met een meerderheid van tachtig procent (80%) van de op een buitengewone algemene vergadering aanwezige of vertegenwoordigde stemmen."

7. Herindeling van aandelen - Statutenwijzigingen

Voorstel tot besluit

Besluit om elk van de bestaande tien miljoen driehonderd en twaalf duizend driehonderd vierentwintig (10.312.324) aandelen te splitsen in

vier (4) nieuwe aandelen, derwijze dat het kapitaal van zes miljoen honderd zestien duizend zevenenzestig euro éénentwintig cent (€.6.116.067,21) voortaan zal worden vertegenwoordigd door éénenveertig miljoen tweehonderd negenenveertig duizend tweehonderd zesennegentig (41.249.296) aandelen zonder vermelding van nominale waarde, en dienvolgens in Artikel 5 : Maatschappelijk kapitaal

* de tweede zin te laten luiden als volgt :
  "Het is verdeeld in éénenveertig miljoen tweehonderd negenenveertig duizend tweehonderd zesennegentig (41.249.296) aandelen zonder vermelding van nominale waarde."
* in fine van het punt "Historiek van het kapitaal" een nieuw punt 20. toe te voegen waarin de bovenstaande splitsing van aandelen wordt beschreven.

8. Statutenwijzigingen

Voorstel tot besluit

- Om in fine van de eerste zin van Artikel 1 : Naam de woorden "afgekort "NV"." toe te voegen.
- Om in *§1. Transparantieverplichting* van Artikel 13 : Bepalingen met betrekking tot aandelen van de vennootschap
  * de woorden "Commissie voor het Bank- en Financiewezen als de Marktautoriteit van Nasdaq Europe" te vervangen door "Commissie voor het Bank-, Financie- en Assurantiewezen"
  * de woorden "ofwel drie procent (3%) ofwel vijf procent (5%) of een veelvoud van vijf procent bereiken of overschrijden van het totale aantal stemrechten" voor zoveel als nodig te verduidelijken en dienvolgens te vervangen door "een eerste maal drie procent (3%) en vervolgens vijf procent (5%) of een veelvoud van vijf procent (5%) bereiken of overschrijden van het totale aantal stemrechten"
- Om in fine van de laatste zin van Artikel 18 : Besluitvorming in de raad van bestuur de woorden "en de aanwending van het toegestane kapitaal" toe te voegen.
- Om de tekst van Artikel 21 : Overdracht van bevoegdheden en volmachten te vervangen door de volgende tekst :

"1. De raad van bestuur kan een gedelegeerd bestuurder aanduiden en hem de meest uitgebreide bevoegdheden verlenen voor het dagelijks bestuur van de vennootschap en de vertegenwoordiging wat dit dagelijks bestuur betreft.
De raad van bestuur mag het dagelijks bestuur en de vertegenwoordiging wat dit bestuur aangaat eveneens opdragen aan
- het directiecomité, indien er één wordt opgericht;
- één of meer personen, bestuurder of niet.
Hij benoemt en ontslaat de gedelegeerden tot dit bestuur en bepaalt hun bevoegdheden.

2. De raad van bestuur en de gedelegeerden tot het dagelijks bestuur, deze laatsten binnen de grenzen van dit bestuur, mogen bijzondere en bepaalde volmachten verlenen aan één of meer personen van hun keuze.

3. De raad van bestuur mag de directie van het geheel, van een bepaald deel of van een afdeling van de maatschappelijke bedrijvigheden toevertrouwen aan één of meer personen.
4. De raad van bestuur kan in zijn midden, en onder zijn verantwoordelijkheid, een of meerdere adviserende comités oprichten, waarvan hij de samenstelling en de opdrachten vaststelt.

- Om de tekst van Artikel 28 : Oproeping te vervangen door de volgende tekst :

"De oproepingen tot een algemene vergadering geschieden overeenkomstig de voorschriften van artikel 533 van het Wetboek van Vennootschappen.

Onverminderd het bepaalde in artikel 535 van het Wetboek van Vennootschappen, vermeldt de oproeping de volledige agenda, die de te behandelen onderwerpen dient te bevatten alsmede de voorstellen tot besluit.

Een afschrift van alle verslagen en andere stukken die aan de vergadering moeten voorgelegd worden wordt toegezonden aan degenen die uiterlijk de zevende (7e) dag voorafgaand aan de dag van de algemene vergadering, de formaliteiten hebben vervuld om aan de algemene vergadering deel te nemen. De personen die deze formaliteiten na dit tijdstip hebben vervuld, krijgen een afschrift van deze documenten op de algemene vergadering.

Tenzij zij er individueel, uitdrukkelijk en schriftelijk hebben mee ingestemd om de oproeping vía een ander communicatiemiddel te ontvangen, wordt de oproeping bovendien vijftien dagen vóór de vergadering bij gewone brief toegezonden aan de houders van aandelen op naam, aan de bestuurders en aan de commissarissen. Bij deze oproepingsbrief moet een afschrift worden gevoegd van alle verslagen en andere stukken die aan de vergadering moeten voorgelegd worden.

In voorkomend geval worden de houders van obligaties en warrants op naam of de houders van certificaten op naam die werden uitgegeven met medewerking van de vennootschap, op dezelfde wijze opgeroepen tot de algemene vergaderingen.

Indien de raad van bestuur bepaald heeft dat

- de procedure van de registratiedatum zal toegepast worden, wordt bij de oproeping de registratiedatum vermeld, alsmede de wijze waarop de aandeelhouders zich kunnen laten registreren;
- de procedure van neerlegging zal toegepast worden, wordt bij de oproeping de wijze waarop de neerlegging dient te geschieden vermeld."

- Om de tekst van Artikel 29 : Depotclausule – Kennisgeving te vervangen door de volgende tekst :

"Artikel 29 : Kennisgeving - Neerlegging - Registratiedatum

Indien de raad van bestuur dit vereist in de oproeping, moeten de houders van de aandelen op naam uiterlijk in de loop van de vijfde (5de) werkdag voorafgaand aan de datum van een algemene vergadering de vennootschap in kennis stellen van hun voornemen om aan de desbetreffende algemene vergadering der aandeelhouders deel te nemen door middel van een gewone brief verzonden naar de zetel van de vennootschap.

De houders van aandelen aan toonder of van gedematerialiseerde aandelen worden slechts tot de vergadering der aandeelhouders toegelaten indien zij hetzij hun aandelen hebben neergelegd hetzij hun aandelen hebben laten registreren op de registratiedatum. De raad van bestuur zal in de oproeping voor de algemene vergadering bepalen of de aandelen neergelegd dan wel geregistreerd moeten worden.

- Indien de oproeping voor de algemene vergadering een neerlegging vereist, zullen enkel die houders van aandelen aan toonder worden toegelaten tot de algemene vergadering die hun aandelen op de zetel van de vennootschap of op elke andere plaats, aan te duiden in de oproeping, hebben neergelegd uiterlijk op de vijfde (5de) werkdag voorafgaand aan de datum van de desbetreffende vergadering. Om te worden toegelaten tot de algemene vergadering der aandeelhouders zullen zij het bewijsschrift van de neerlegging moeten vertonen, afgeleverd door de zetel van de vennootschap of door de depositaire inrichting.
  De houders van gedematerialiseerde aandelen worden slechts tot de algemene vergadering der aandeelhouders toegelaten op vertoon van het bewijsschrift van neerlegging - waaruit blijkt dat deze gebeurd is uiterlijk op de vijfde (5de) werkdag voorafgaand aan de datum van de desbetreffende vergadering - van een door de erkende rekeninghouder of door de vereffeningsinstelling opgesteld attest waarbij de onbeschikbaarheid van de gedematerialiseerde aandelen tot op de datum van de algemene vergadering wordt vastgesteld. De neerlegging van dit attest zal dienen te geschieden op de zetel van de vennootschap of op elke andere plaats, aan te duiden in de bijeenroeping.
- Indien de oproeping voor de algemene vergadering een registratie vereist, zullen enkel die houders van aandelen aan toonder en houders van gedematerialiseerde aandelen worden toegelaten tot de algemene vergadering die het bewijs leveren dat zij op de registratiedatum, zijnde de zevende (7de) werkdag voor de algemene vergadering, om vierentwintig (24) uur houder zijn van de aandelen waarvoor zij het stemrecht wensen uit te oefenen, ongeacht het aantal aandelen waarvan zij houder zijn op de dag van de algemene vergadering. Voor de bepaling van de registratiedatum zal een zaterdag niet beschouwd worden als een werkdag. In een door de raad van bestuur aangewezen register wordt ingeschreven over hoeveel aandelen elke aandeelhouder beschikt op de registratiedatum om vierentwintig (24) uur. Bij de oproeping tot de algemene vergadering wordt de dag van de registratie vermeld alsmede de wijze waarop de aandeelhouders zich kunnen registreren.

Alvorens aan de vergadering zelf deel te nemen, moeten de aandeelhouders of hun volmachtdragers de aanwezigheidslijst ondertekenen, met vermelding van

a. identiteit van de aandeelhouder,
b. indien toepasselijk, de identiteit van de volmachthouder, en
c. het aantal aandelen dat zij vertegenwoordigen.

Voor de toepassing van dit artikel worden zaterdagen niet beschouwd als werkdagen."

Te dien einde :

- deelnemen aan alle beraadslagingen en namens ondergetekende stemmen over de voorstellen vermeld op de agenda, deze wijzigen of verwerpen;
- de aanwezigheidslijst, de notulen van de vergadering en alle bijlagen die daaraan zouden worden gehecht, ondertekenen;
- in het algemeen, alles doen wat nodig of nuttig zal blijken voor de uitvoering van deze lastgeving, met belofte van bekrachtiging.

Aldus getekend te , op 2006.

*Datum en handtekening met eigenhandig geschreven melding "**Goed voor volmacht**" a.u.b.*

This document can only be used ***for translation purposes****. Only signed proxies in Dutch can be accepted to allow participation to the Extraordinary General Shareholders Meeting.*

06812

PROXY

The undersigned:

holder of:

shares of

"OPTION"
Limited Liability Company at 45 Kolonel Begaultlaan,
3012 Leuven (Wilsele)

Subject to VAT with Company Databank Number BE 0429.375.448
Judicial District of Leuven

The Board of Directors is honoured to invite the shareholders to attend the Extraordinary General Shareholders Meeting, which will take place in Leuven, Novotel, Vuurkruisenlaan 4, on

a) **31 March 2006 at 09:30 a.m.**, and,
if the required attendance quorum is not reached at this meeting, to the second Extraordinary General Shareholders Meeting which will take place on

b) **19 April 2006 at 09:30 a.m.**,

each time with the following agenda containing proposals for a resolution

AGENDA

1. Report

Report of the Board of Directors in implementation of Article 604 of the Companies Code, in which the Board indicates under which special circumstances it will make use of the permitted capital and towards which ends it strives in so doing.

2. Renewal of the permitted capital – Amendment of the articles of association

Proposed motion

Authorisation of the Board of Directors for a period of five (5) years from the date of announcement of the current amendment of the articles of association in the annex of the Belgisch Staatsblad, on one or more occasions to increase the capital by a total sum of six million one hundred and sixteen thousand and sixty-seven Euros and twenty-one Cents (€.6.116.067,21) both by means of contribution in monies or in kind within the limits permitted by the Companies

Code and by conversion of reserves and issue premiums, with or without the issue of new shares, with or without voting right, or through the issue of convertible bonds subordinated or not, or through the issue of warrants or of bonds to which warrants or other movables are linked, or of other securities, such as shares in the framework of a Stock Option Plan.
At the same time to give the Board of Directors special authority, in the event of a public take over bid for securities issued by the Company during a period of three (3) years, running from the Extraordinary General Shareholders Meeting which will resolve on this authorisation, to proceed to capital increases under the conditions foreseen by the Companies Code.
In order, finally, to authorise the Board of Directors, in the interests of the company, within the limits and in accordance with the conditions proscribed by the Companies Code, to limit or suspend the preferential right of the shareholders, when a capital increase occurs within the limits of the permitted capital. This limitation or suspension may likewise occur in favour of one or more specified persons.
In order thereafter to reformulate the text of Article 5b: Permitted Capital as follows:
"The Board of Directors is authorised to increase the registered capital on one or more occasions by a sum of maximum six million, one hundred and sixteen thousand, sixty-seven Euros and twenty-one Cents (€6,116,067.21).
The capital increases decided by virtue of this authorisation may occur in accordance with the stipulations to be specified by the Board of Directors both, amongst others, by means of contribution in monies or in kind within the limits permitted by the Companies Code and by conversion of reserves and issue premiums, with or without the issue of new shares, with or without a voting right, or through the issue of convertible bonds whether or not subordinated, of through the issue of warrants or of bonds to which warrants or other movables are linked, or of other securities, such as shares in the framework of a Stock Option Plan.
The Board of Directors may exercise this authority for five years from the announcement in the annex to the Belgisch Staatsblad of the amendment of the articles of association decided by the Extraordinary General Shareholders Meeting which granted this authorisation.
This authority may be renewed in accordance with the legal stipulations.
The Board of Directors likewise is specially authorised, in the event of a public takeover bid for securities issued by the Company during a period of three (3) years running from the Extraordinary General Shareholders Meeting which has decided on this authorisation, to proceed to capital increases under the conditions foreseen by the Companies Code.
The Board of Directors may, in the interests of the Company, within the limits and according to the conditions proscribed by the Companies Code, limit or suspend the preferential right of the shareholders, if a capital increase occurs within the limits of the capital permitted according to this Article. This limitation or suspension may likewise occur in favour of one or more specified persons.
In the event that an issue premium is paid as a result of a capital increase decided by the Board of Directors or as a result of the conversion of bonds or the exercise of warrants or of rights to other securities, this will be lawfully entered onto an non-accessible account, called "Issue Premium", which will to

the same extent as the registered capital comprise the guarantee for third-parties and which, except for the possibility for converting this reserve into capital, may only be used in accordance with the conditions for reduction of the registered capital, set by the Companies Code.
The Board of Directors is authorised, with the possibility of subrogation, after each capital increase which has come about within the limits of the permitted capital to bring the articles of association into line with the new capital and shares situation and to supplement the capital history."

3. Authorisation relating to acquisition and transfer of own shares

Proposed motion:
Authorisation of the Board of Directors, in accordance with the stipulations of Article 620 of the Companies Code, for a period of eighteen (18) months from the announcement of this amendment to the articles of association in the annex to the Belgisch Staatsblad, to acquire the maximum number of own shares or profit-sharing bonds as permitted by the Companies Code, this being ten percent (10 %) of the capital, for a price equivalent to the average closing price of the share over the last thirty (30) calendar days prior to the transaction, increased or decreased by ten percent (10 %), also, in as much as necessary, extension of the authorisation to transfer the own shares by sale or exchange or on the stock exchange, according to same conditions as those set for the acquisition of the own shares.

4. Authorisation to purchase and sell own shares by direct daughter companies

Proposed motion
Authorisation of the Board of Directors, for in as much as the Law permits this, to acquire or transfer via the stock exchange own shares via sale, purchase or exchange through direct daughter companies in which "Option" owns the majority of the voting rights and this according to the conditions as defined in the above-mentioned authorisation with respect to the purchase and sale of the own shares.

5. Authorisation to acquire or transfer own shares in the event of serious and impending detriment - Amendment of the articles of association

Proposed motion
Authorisation for the Board of Directors to, for a period of three (3) years from the announcement of this amendment of the articles of association in the annex to the Belgisch Staatsblad in observance of the conditions specified by the Law, for obtaining company shares for its account by purchase up or exchange, or transfer, to prevent the Company suffering serious and impending detriment.
In consequence to replace the text of *§2. Purchase of own shares* from Article 13: Stipulations relating to Company share with the following text:
"The Company may, in as much as the law permits this, acquire its own shares subject to the observance of the legal conditions, following a resolution of a General Meeting passed under the observance of the stipulations specified in Article 558 Van the Companies Code relating to quorum and majority.
The Board of Directors on the other hand is authorised, in as much as the Law permits this, observing the conditions specified by Law, to acquire or transfer Company shares for its account through purchase or exchange, to prevent the Company suffering serious and impending detriment. This authority is granted for a period of three years from the announcement of the amendment of the

articles of association passed by the Extraordinary General Shareholders Meeting which granted this authorisation. It may be extended in accordance with the legal stipulations in the matter."

6. Amendment relating to the composition of the Board of Directors - Amendment of the articles of association

Proposed motion

Motion to scrap the rules relating to the nomination of Directors by the limited liability company "GIMV" established at 37 Karel Oomsstraat, 2018 Antwerp, Company Databank Number 0220.324.117, Artificial Persons Register Antwerp, since this no longer corresponds to the statutory prescriptions in the matter and thereafter to replace the text of Article 14: Appointment and discharge of the Directors with the following text:

"The Company is to be managed by a Board of Directors of at least three (3) and at most nine (9) Directors, natural persons or artificial persons.

If an artificial person is appointed Director the latter must appoint a permanent representative amongst its shareholders, Directors or employees who is to be charged with the execution of the task in the name of and for the account of the artificial person-Director.

At least three (3) members will be appointed as "Independent Directors" who must meet the criteria specified in Article 524 §4 of the Companies Code and in addition must meet the following criteria:

a) To be highly regarded in the business world in which the Company is active;
b) To not be or have been in the employ of the Company or a daughter company of it, or in another way be paid or have been paid by the Company or a daughter company of it other than for the services of Director;
c) Where this relates to an artificial person, not to be a linked company as meant in Article 11 of the Companies Code;
d) To have no other relationship (other than the ownership of shares or the task of Director in the Company or a daughter company of it) or display characteristics which may threaten their independence with respect to the Company

At most five (5) Directors will be appointed amongst the candidates presented by Mister Jan CALLEWAERT, resident at 43 Box 1 Vanden Tymplestraat, 3000 Leuven, as long as the latter directly or indirectly owns fifteen percent (15 %) of Company shares; thus shall he has the right for all direct or indirect fully owned threshold of three percent (3%) of the total amount of Company shares, to present candidates for one (1) Directors assignment, although with a maximum of five (5) Directors. The number of candidates nominated by him must always amount to at least one more than the number of positions to be bestowed.

Only the General Meeting is competent to determine the number of Directors.

The Directors are to be appointed by the General Shareholders Meeting.

The length of their remit may not exceed six (6) years.

Their remit ends at the close of the General Shareholders Meeting of the Board of Directors, which appoints their replacements.

The General Shareholders Meeting may at any time dismiss the Directors.

Departing Directors may be reappointed.

When a position as Director becomes vacant the remaining Directors have the right to provide a temporary replacement. The next following General Shareholders Meeting decides the definitive appointment. The newly appointed Director is to complete the term of the person he replaces.
The stipulations of the current article may only be amended by an eighty percent (80%) majority of the votes present or represented at an Extraordinary General Shareholders Meeting."

7. Re-allocation of shares - Amendment of the articles of association

Proposed motion

Motion to split each of the existing ten million three hundred and twelve thousand three hundred and twenty-four (10,312,324) shares into four (4) new shares, so that the capital of six million, one hundred and sixteen thousand, sixty-seven Euro and twenty-one Cents (€6,116,067.21) shall subsequently be represented by forty-one million, two hundred and forty-nine thousand, two hundred and ninety-six (41.249.296) shares of no nominal par value, and thereafter in Article 5: Registered capital

* to have the second sentence read as follows:
  "It is divided into forty-one million, two hundred and forty-nine thousand, two hundred and ninety-six (41.249.296) shares of no nominal par value."
* to add a new point 20 to the end of the point "History of the Capital", in which the above division of shares is described.

8. Amendment of the articles of association

Proposed motion

- To add to the end of the first sentence of Article 1: Name the words ""NV for short"."
- In *§1. Transparency Obligation* of Article 13: Stipulations relating to Company Shares
  * to replace the words "Commission for Banking and Finance as the Market Authority of NASDAQ Europe" with "Commission for Banking, Finance and Assurance"
  * in as much as necessary to clarify the words "reach or exceed either three percent (3%) or five percent (5%) or a multiple of five percent of the total number of voting rights" and then replace them
    with "reach or exceed for the first time three percent (3%) and thereafter five percent (5%) or a multiple of five percent (5%) of the total number of voting rights"
- At the end of the last sentence of Article 18: Policy-making on the Board of Directors to add the words "and the use of the permitted capital".
- To replace the text of Article 21: Transfer of competencies and proxies with the following text:

"1. The Board of Directors may nominate a Managing Director and grant him the most extensive competencies for the day-to-day management of the Company and the representation relating to this day-to-day management.
The Board of Directors may as far this management is concerned also entrust the day-to-day management and the representation regarding this management
- to the Management Committee, if one is set up;
- to one or more persons, whether or not a Director.

He appoints and discharges the delegates to this management and defines their competencies.

2. The Board of Directors and the delegates to the day-to-day management, the latter within the limits of this management, may grant special and particular proxies to one or more persons of their choice.
3. The Board of Directors may entrust the management of the whole, or a specific part of a department of the company's activities to one or more persons.
4. The Board of Directors may in its midst, and under its responsibility, set up one or more advisory committees, the composition and the tasks of which he is to establish.

- To replace the text of Article 28: Convening the Meeting with the following text:

"The notices convening a General Shareholders Meeting are to be made in accordance with the stipulations of Article 533 of the Companies Code.

Without prejudice to that stipulated in Article 535 of the Companies Code, the notice convening the meeting is to mention the complete agenda, which should contain the subjects to be dealt with as well as the proposals for a resolution.

A copy of all reports and other documents which must be presented at the meeting must be sent to those who, at latest, by the seventh (7th) day preceding the day of the General Shareholders Meeting, have completed the formalities for taking part in the General Shareholder Meeting. Persons who have satisfied these formalities after this time are to receive a copy of these documents at the General Shareholder Meeting.

Unless they agree individually, expressly and in writing to receive the notice convening the meeting via a different communication means, the notice convening the meeting is moreover to be sent fifteen days before the meeting, by normal letter to the holders of registered shares, to the Directors and to the Auditors. To this convening letter are to be added a copy of all reports and other documents having to be submitted at the meeting.

Where the case arises, holders of registered bonds and warrants, or holders of registered certificates that were issued in cooperation with the Company, are to be convened to the General Shareholders Meetings meeting in the same way.

If the Board of Directors has stipulated that

- the registration date procedure will be applied; the registration date is to be mentioned in the letter convening the meeting, as well as the manner in which the shareholders may register;
- the deposit procedure will be applied, the manner in which the deposit should occur is to be mentioned in the letter convening the meeting."

- To replace the text of Article 29: Deposit Clause – Notification with the following text:

"Article 29: Notification - Deposit - Registration Date

Should the Board of Directors require this in the notice convening the meeting, the holders of registered shares must at latest in the course of the fifth (5th) working day prior to the date of a General Shareholders Meeting, inform the Company of their intention to participate in the relevant General Meeting of shareholders by means of a normal letter sent to the Company's head office.

Holders of bearer shares or of dematerialised shares are only admitted to the Shareholders' Meeting if they have either deposited or registered their shares

on the registration date. The Board of Directors will specify in the notice convening the General Shareholders Meeting whether the shares must be deposited or registered.

- If the notice convening the General Shareholders Meeting requires a deposit, only those holders of bearer shares who have deposited their shares at the Company's head office or at any other place, to be indicated in the notice convening the meeting, at the latest on the fifth (5th) working day preceding the date of the relevant meeting will be admitted to the General Shareholders Meeting. In order to be admitted to the General Shareholders Meeting of Shareholders they will have to show the proof of deposit, issued by the Company's head office or by the depository institution.

  Holders of dematerialised shares are only admitted to the General Meeting of Shareholders on presentation of the proof of deposit – showing that this occurred at the latest on the fifth (5th) working day preceding the date of the relevant meeting - of an affidavit drawn up by the recognised account holder or by the clearing house confirming the non-availability of the dematerialised shares up to the date of the General Shareholders Meeting. The deposit of this affidavit should occur at the Company's head office or at any other place, to be indicated in the notice convening the meeting.
- If the notice convening the General Shareholders Meeting requires registration, only those holders of bearer shares and holders of dematerialised shares are to be admitted to the General Shareholders Meeting, who supply proof that on the registration date, this being the seventh (7th) working day before the General Shareholders Meeting, they have for twenty-four (24) hours been the holder of the shares for which they wish to exercise the voting right, regardless of the number of shares of which they are holder on the day of the General Shareholders Meeting. For determining the registration date Saturday will not be regarded as a working day. The quantity of shares each shareholder has available on the registration date at twenty-four (24) hundred hours is to be registered in a register allocated by Board of Directors. The letter convening the General Shareholders Meeting is to mention the registration day as well as the manner in which the shareholders can register.

Before taking part in the meeting themselves, the shareholders or their proxies must sign the attendance list, mentioning

a. the identity of the shareholder,

b. if applicable, the identity of the proxy holder, and

c. the number of shares that they represent.

For the application of this article Saturdays are not regarded as working-days."

Therefore the proxy may:

- participate in all deliberations, take part in all votes relating to the above agenda, reject or amend on behalf of the undersigned;

- sign the participations list, the minutes of the meeting and all annexes to be attached thereto
- in general, with regard to the above, do all that is necessary or useful for the execution of this mandate, with promise of endorsement.

Signed in , on 2006.
*Please fill in date, signature and add the written statement "**Good for proxy**"*

EXHIBIT 2

CHAPTER I - LAW OF 2 MARCH 1989

Form B : subsequent declaration of interest held in a listed company consequently a percentage change or updating[1]

0. To be sent to:

Option N.V.
Attn. Mr Frederic Convent
Kolonel Begaultlaan 45
3012 Leuven
Belgium
Fax: +32 16 317 490

- Banking, Finance and Insurance Commission
  Supervision of Financial Information and Markets
  For the attention of Mr. G. Delaere
  Rue du Congrès 12-14, 1000 BRUSSELS - BELGIUM
  Fax: +32 2 220 59 03 – e-mail: fmi.fin@cbfa.be

Name of company concerned: Option N.V.

1. **Details of the person making the declaration**[2] in the capacity as declarant acting for own account / in the capacity as declarant acting on behalf of a third party[3] / in the capacity as agent[4]

a) *natural person*

surname + first name	....
address	....
	....
phone number (optional)	....

b) *legal person*

legal form + company name	Deutsche Bank AG.
registered office	Taunusanlage 12, 60325 Frankfurt am Main, Germany
phone number	00-49-69-910-31685
fax number	00-49-69-910-34625
name and capacity of the signatory of the declaration	Hagen Repke, Compliance Dr. Max Steiger, Compliance

3. **Items covered by the declaration**

Preliminary remarks

Where the declaration is made by related persons or persons acting in concert, tables I and II shall be completed as many times as necessary:

- first for each of these persons *separately*, even where none of them reach a threshold as defined by law (see Article 8, § 1, 3°, of the Royal Decree of 10 May 1989)[5];

[1] See Article 8, § 2, and Article 8, § 4, of the Royal Decree of 10 May 1989.
[2] Cross out what is not appropriate.
[3] I.e. where a third party holds rights for the account of another person.
[4] Each time a person who is subject to declaration entrusts this task to another person.
[5] Except in the case of natural persons acting in concert none of whom possess a number of securities representing 5% or more of effective voting rights: these may make a joint declaration, without indicating the individual holders (Article 2, § 3, paragraph 2, of the Law of 2 March 1989).

- then for the *group* of related persons or persons acting in concert (see Article 2, §§ 1 and 2, of the Law of 2 March 1989).

Table I : general information

Name of the company concerned	Option N.V.
Rights held by / for the account of[1] (cross out what is not appropriate)	Deutsche Bank AG Group, Frankfurt am Main, Germany*
Related to	
Acting in concert with	
Date of completion of the situation giving rise to the declaration	02 March 2006
Sources relating to the denominator	Company-website: www.option.com Mr. Frederic Convent, Option N.V.

[1] Where a third party holds rights for the account of another person.

* For natural persons: surname and first name + address; for legal persons: legal form, company name and address of registered office.

Table II : calculation of the stake

	previous declaration		Modification (+ or -)	new declaration	
	numerator	%[2]	numerator	numerator	%
1. **Effective voting rights attaching to** securities • representing the capital • not representing the capital	48,676	0,47		46,213	0,45
2. **Future voting rights**, potential or not, resulting from • rights and commitments for conversion into or subscription of securities to be issued, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	266,265*	2,58		253,700*	2,46
• rights and commitments for acquisition of issued securities, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)					
Total	314,941	3,05		299,913	2,91
Mention Rights and commitments for conversion into, subscription of or acquisition of securities, subject to conditional clauses: • bond conversion • exercise of warrants • others (give details as appropriate)					

For rights and commitments from which future voting rights may arise, please specify the waiting or exercise period

[2] This percentage is to be calculated on the basis of the denominator used in the preceding declaration.

(Type + waiting/exercise period) *Deutsche Bank AG can reclaim shares onlent to external borrowers within three working days if respective standard contracts do apply.

4. Description of the denominator

1. **Effective voting rights** attaching to securities • representing the capital • not representing the capital	**10,312,324**
2. **Future voting rights**, potential or not, resulting from rights and commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	
Total	**10,312,324**

5. Additional information to be provided if the number of securities held is equal to or greater than 20 % (see Article 8, § 1, paragraph 3, of the Royal Decree of 10 May 1989)

a. Description of the overall strategy in the course of which the acquisition or sale is made:

b. Number of securities rights acquired during the 12 months preceding this declaration, and manner of acquisition:

	Number	manner of acquisition
1. **Effective voting rights** attaching to securities • representing capital • not representing capital		
2. **Future voting rights**, potential or not, resulting from • rights or commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)		
• rights and commitments for subscription or acquisition of issued securities, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)		

6. **Description, possibly in the form of an organizational chart, of the structure of control of the company(ies) subject to declaration** (optional)

Done on 06 March 2006 in Frankfurt am Main

Deutsche Bank AG



Hagen Repke Dr. Max Steiger

Annexes to be sent only to the Banking, Finance and Insurance Commission (mandatory by virtue of Article 4, § 1, paragraph 1, of the Law of 2 March 1989): the documents relating to the operation(s) giving rise to the declaration.

EXHIBIT 3

CHAPTER I - LAW OF 2 MARCH 1989

Form B : subsequent declaration of interest held in a listed company consequently a percentage change or updating[1]

0. **To be sent to:**
   Option N.V.
   Attn. Mr. Frederic Convent
   Kolonel Begaultlaan 45
   B-3012 Leuven, BELGIUM
   Fax: +32 16 317 490
   - Banking, Finance and Insurance Commission
     Supervision of Financial Information and Markets
     Attn. Mr. Guy Delaere
     Rue du Congrès 12-14
     B-1000 Brussels, BELGIUM
     Fax: +32 2 220 59 03

Name of company concerned: Option N.V.

1. **Details of the person making the declaration**[2] in the capacity as declarant acting for own account / in the capacity as declarant acting on behalf of a third party[3] / in the capacity as agent[4]

a) *natural person*

surname + first name	....
address	....
	....
phone number (optional)	....

b) *legal person*

legal form + company name	Deutsche Bank AG
registered office	Taunusanlage 12, 60325 Frankfurt am Main, Germany
phone number	00-49-69-910-38967
fax number	00-49-69-910-34625
name and capacity of the signatory of the declaration	Dr. Wolfgang Vogt, Compliance Christoph Kirschhöfer, Compliance

3. **Items covered by the declaration**

Preliminary remarks

Where the declaration is made by related persons or persons acting in concert, tables I and II shall be completed as many times as necessary:

- first for each of these persons *separately*, even where none of them reach a threshold as defined by law (see Article 8, § 1, 3°, of the Royal Decree of 10 May 1989)[5];

[1] See Article 8, § 2, and Article 8, § 4, of the Royal Decree of 10 May 1989.
[2] Cross out what is not appropriate.
[3] I.e. where a third party holds rights for the account of another person.
[4] Each time a person who is subject to declaration entrusts this task to another person.
[5] Except in the case of natural persons acting in concert none of whom possess a number of securities representing 5% or more of effective voting rights: these may make a joint declaration, without indicating the individual holders (Article 2, § 3, paragraph 2, of the Law of 2 March 1989).

- then for the *group* of related persons or persons acting in concert (see Article 2, §§ 1 and 2, of the Law of 2 March 1989).

Table I : general information

Name of the company concerned	Option N.V.
Rights held by / for the account of[1] (cross out what is not appropriate)	Deutsche Bank AG Group, Frankfurt am Main, Germany*
Related to	
Acting in concert with	
Date of completion of the situation giving rise to the declaration	03 March 2006
Sources relating to the denominator	Company-website: www.option.com Mr. Frederic Convent, Option N.V.

[1] Where a third party holds rights for the account of another person.

* For natural persons: surname and first name + address; for legal persons: legal form, company name and address of registered office.

Table II : calculation of the stake	previous declaration		Modification (+ or -)	new declaration	
	numerator	% [2]	numerator	numerator	%
1. **Effective voting rights** attaching to securities • representing the capital • not representing the capital	46,213	0.45		36,213	0.35
2. **Future voting rights**, potential or not, resulting from • rights and commitments for conversion into or subscription of securities to be issued, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	253,700*	2.46		278,700*	2.70
• rights and commitments for acquisition of issued securities, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)					
Total	299,913	2.91		314,913	3.05
Mention Rights and commitments for conversion into, subscription of or acquisition of securities, subject to conditional clauses: • bond conversion • exercise of warrants • others (give details as appropriate)					
For rights and commitments from which future voting rights may arise, please specify the waiting or exercise period					

[2] This percentage is to be calculated on the basis of the denominator used in the preceding declaration.

(Type + waiting/exercise period) *Deutsche Bank AG can reclaim shares onlent to external borrowers within three working days if respective standard contracts do apply.

4. Description of the denominator

1. Effective voting rights attaching to securities • representing the capital • not representing the capital	**10,312,324**
2. **Future voting rights**, potential or not, resulting from rights and commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	
Total	**10,312,324**

5. Additional information to be provided if the number of securities held is equal to or greater than 20 % (see Article 8, § 1, paragraph 3, of the Royal Decree of 10 May 1989)

a. Description of the overall strategy in the course of which the acquisition or sale is made:

b. Number of securities rights acquired during the 12 months preceding this declaration, and manner of acquisition:

	Number	manner of acquisition
1. **Effective voting rights** attaching to securities • representing capital • not representing capital		
2. **Future voting rights**, potential or not, resulting from • rights or commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)		
• rights and commitments for subscription or acquisition of issued securities, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)		

6. **Description, possibly in the form of an organizational chart, of the structure of control of the company(ies) subject to declaration** (optional)

Done on 07 March 2006 in Frankfurt am Main

Deutsche Bank AG





Dr. Wolfgang Vogt Christoph Kirschhöfer

Annexes to be sent only to the Banking, Finance and Insurance Commission (mandatory by virtue of Article 4, § 1, paragraph 1, of the Law of 2 March 1989): the documents relating to the operation(s) giving rise to the declaration.